SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 02 February 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc

Results for the third quarter to 31 December 2017

2 February 2018

BT Group plc (BT.L) today announced its results for the third quarter to 31 December 2017.

Key developments for the quarter

Strategic:

●
Openreach to deliver FTTP to 3m premises by the end of 2020; sets course to reach 10m homes and businesses by mid-2020s with the right conditions
●
Continued improvement in customer experience metrics; Group NPS1 up 5.5 points and Right First Time up 3.6%
●
BT TV customers to access premium sport and entertainment content under reciprocal wholesale TV deal with Sky
●
Triennial valuation of the BT Pension Scheme is proceeding and constructive discussions continue with the Trustee. We are appealing the court decision against changing the index used for pension increases from RPI for Section C members
●
Transformation programme and restructuring initiatives on track
Operational:

●
Openreach fibre connections at record high of 600,000, with superfast fibre broadband passing 27.4m UK premises
●
BT Consumer revenue generating units per customer increased 3% to 2.02, with ARPU up 5% to £41.3
●
Mobile postpaid net additions of 235,000, with low churn of 1.2%; monthly mobile postpaid ARPU down 2% to £26.2
●
Average BT Sport viewing increased 23% year on year; best quarterly performance since launch
●
Order intake, on a rolling 12-month basis, up 12% to £3,591m for Business and Public Sector, down 38% to £1,257m for Wholesale and Ventures and down 25% to £3,732m for Global Services, reflecting market conditions
Financial:

●
Reported revenue down 3% to £5,970m and underlying2 revenue down 1.5%
●
Adjusted2 EBITDA decreased 2% to £1,826m, reflecting investment in mobile devices and customer experience, along with higher business rates and pension costs, partly offset by cost savings
●
Net cash inflow from operating activities of £1,596m up £81m, and normalised free cash flow2 of £702m up £96m mainly due to working capital phasing
●
Full year outlook maintained

Gavin Patterson, Chief Executive, commenting on the results, said
“Our third quarter financial results are broadly in line with our expectations and we remain confident in our outlook for the full year. We continue to improve our customer experience metrics across the Group, with our sixth successive quarter of improved customer perception.

“We continue to work closely with the UK Government, Ofcom and our customers to expand the deployment of fibre and Openreach recently announced plans to accelerate our FTTP deployment to three million premises by the end of 2020.

“We agreed a reciprocal wholesale deal with Sky that will deliver market leading sports and entertainment channels to our BT TV platform by early 2019, reinforcing our strategic goal of being the best provider in the UK of converged network services.
“The triennial valuation of the BT Pension Scheme is proceeding and constructive discussions continue with the BTPS Trustee. We still expect to complete the valuation in the first half of the 2018 calendar year. Our aim remains to deliver fair, flexible and affordable pensions to all of our employees.

“We are delivering against our strategy, capitalising on opportunities and responding to market challenges with a robust set of actions. Looking ahead, we’re confident in the steps we are taking to improve the performance of BT for all our stakeholders.”

	Third quarter to 31 December 2017		Nine months to 31 December 2017
	£m	Change3	£m	Change3
Reported measures
Revenue	5,970	(3)%	17,756	(1)%
Profit before tax	660	25%	1,744	(9)%
Basic earnings per share	5.0p	32%	13.2p	(14)%
Net cash inflow from operating activities	1,596	£81m	4,181	£(402)m

Adjusted measures
Change in underlying2 revenue excluding transit		(1.5)%		(0.9)%
Adjusted2 EBITDA	1,826	(2)%	5,422	(3)%
Adjusted2 profit before tax	818	(1)%	2,398	(4)%
Adjusted2 basic earnings per share	6.4p	(3)%	19.1p	(6)%
Normalised free cash flow2	702	£96m	1,947	£(1)m
Net debt2			8,923	£(58)m

1 Group NPS measures Net Promoter Score in our retail businesses and Net Satisfaction in our wholesale businesses 2 See Glossary on page 2 3 Measured against the comparative period in the prior year

Group results for the third quarter to 31 December 2017
	Third quarter to 31 December			Nine months to 31 December
	2017	2016	Change	2017	2016	Change
	£m	£m	%	£m	£m	%
Revenue
- reported	5,970	6,128	(3)	17,756	17,940	(1)
- adjusted1	5,979	6,126	(2)	17,779	17,954	(1)
- change in underlying1 revenue excluding transit			(1.5)			(0.9)
EBITDA
- reported	1,722	1,624	6	4,931	5,148	(4)
- adjusted1	1,826	1,870	(2)	5,422	5,576	(3)
Operating profit
- reported	854	729	17	2,306	2,529	(9)
- adjusted1	958	975	(2)	2,797	2,957	(5)
Profit before tax
- reported	660	526	25	1,744	1,914	(9)
- adjusted1	818	826	(1)	2,398	2,501	(4)
Basic earnings per share
- reported	5.0p	3.8p	32	13.2p	15.4p	(14)
- adjusted1	6.4p	6.6p	(3)	19.1p	20.4p	(6)
Capital expenditure	878	852	3	2,571	2,432	6
Normalised free cash flow1	702	606	16	1,947	1,948	-
Net debt1				8,923	8,981	£(58	)m

Customer-facing unit results

	Adjusted1 revenue			Adjusted1 EBITDA			Normalised free cash flow1
Third quarter to	2017	2016	Change	2017	2016	Change	2017	2016	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
BT Consumer	1,261	1,262	-	250	260	(4)	114	162	(30)
EE	1,357	1,311	4	259	277	(6)	128	141	(9)
Business and Public Sector	1,125	1,190	(5)	362	393	(8)	317	302	5
Global Services	1,266	1,398	(9)	143	40	258	30	(115)	126
Wholesale and Ventures	506	528	(4)	189	211	(10)	138	151	(9)
Openreach	1,286	1,284	-	641	676	(5)	332	362	(8)
Other	1	2	(50)	(18)	13	(238)	(357)	(397)	10
Intra-group items	(823)	(849)	3	-	-	-	-	-	-
Total	5,979	6,126	(2)	1,826	1,870	(2)	702	606	16
1 See Glossary n/m = not meaningful

Glossary of alternative performance measures
Adjusted	Before specific items

Free cash flow	Cash generated from operations (after capital expenditure) excluding pension deficit payments and after interest, tax and non-current asset investments

Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged

Normalised free cash flow	Free cash flow before specific items and the cash tax benefit of pension deficit payments

Specific items	Items that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 1 on page 23

Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 2 on page 23

Reconciliations to the most directly comparable IFRS measures are in Additional Information on pages 23 to 25. Our commentary focuses on the trading results on an adjusted basis. Unless otherwise stated in the commentary, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items. Further information is provided in note 1 on page 23.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 02 February 2018